SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular Participações S.A.

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 34 to the financial statements.)

To the Management and Shareholders of

Telesp Celular Participações S.A.:

(1) We have audited the individual (Company) and consolidated balance sheets of TELESP CELULAR PARTICIPAÇÕES S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial positions of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

São Paulo, March 1, 2002

ARTHUR ANDERSEN S/C

Francisco Papellás Filho
Engagement Partner

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

ASSETS

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS:				
Cash and cash equivalents	738	2,245	81,506	386,065
Trade accounts receivable	-	-	442,438	494,845
Receivables from subsidiary	122,495	100,234	-	-
Inventories	-	-	84,903	54,502
Deferred and recoverable taxes	58,410	22,581	301,144	289,431
Other assets	8,208	3,307	37,154	34,305
Total current assets	189,851	128,367	947,145	1,259,148
NONCURRENT ASSETS:				
Trade accounts receivable	-	-	30,613	107,073
Deferred and recoverable taxes	-	-	924,002	862,045
Derivatives	-	-	610,850	435,522
Receivables from subsidiary	371,540	571,360	-	-
Other assets	-	-	5,737	2,678
Total noncurrent assets	371,540	571,360	1,571,202	1,407,318
PERMANENT ASSETS:				
Investments	3,761,150	3,255,421	582,894	-
Property, plant and equipment	1,045	-	3,695,791	3,453,978
Deferred charges	-	-	75,136	83,562
Total permanent assets	3,762,195	3,255,421	4,353,821	3,537,540
Total assets	4,323,586	3,955,148	6,872,168	6,204,006

The accompanying notes are an integral part of these balance sheets.

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES:				
Payroll and related accruals	130	145	26,683	20,525
Trade accounts payable	846	147	506,900	541,950
Taxes payable	68	-	103,205	117,287
Loans and financing	5,412	-	454,751	488,961
Interest on capital and dividends payable	10,769	97,578	19,995	107,082
Reserve for contingencies	-	-	29,358	-
Derivatives	59,345	-	91,589	19,432
Other liabilities	-	-	87,288	37,014
Total current liabilities	76,570	97,870	1,319,769	1,332,251
LONG-TERM LIABILITIES:				
Loans and financing	921,356	-	2,125,373	910,408
Reserve for contingencies	-	-	80,150	72,214
Reserve for losses in affiliates	582,860	-	582,860	-
Accrued pension plan liability	-	-	1,306	-
Other liabilities	-	-	19,910	31,855
Total long-term liabilities	1,504,216	-	2,809,599	1,014,477
SHAREHOLDERS' EQUITY:				
Capital	1,873,347	1,873,347	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754	1,164,754	1,164,754
Income reserves	-	76,983	-	76,983
Retained earnings (deficit)	(295,454)	742,041	(295,454)	742,041
Total shareholders' equity	2,742,647	3,857,125	2,742,647	3,857,125
Funds for capitalization	153	153	153	153
Total shareholders' equity and funds for capitalization	2,742,800	3,857,278	2,742,800	3,857,278
Total liabilities and shareholders' equity	4,323,586	3,955,148	6,872,168	6,204,006

The accompanying notes are an integral part of these balance sheets.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except for per share data)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
GROSS REVENUES	-	-	3,841,246	3,682,397
Telecommunication services	-	-	3,135,081	2,678,026
Sales of products	-	-	706,165	1,004,371
DEDUCTIONS	-	-	(895,012)	(915,691)
NET OPERATING REVENUE	-	-	2,946,234	2,766,706
Cost of services provided	-	-	(1,075,783)	(1,022,601)
Cost of products sold	-	-	(580,637)	(666,560)
GROSS PROFIT	-	-	1,289,814	1,077,545
OPERATING (EXPENSES) INCOME:				
Selling expenses	-	-	(605,009)	(554,186)
General and administrative expenses	(14,862)	(7,738)	(268,053)	(214,971)
Management compensation	(1,383)	(1,130)	(3,142)	(2,902)
Other operating expenses	-	-	(92,742)	(50,986)
Other operating income	1,765	-	25,100	84,867
Equity pick-up	(632,550)	157,349	(653,595)	-
	(647,030)	148,481	(1,597,441)	(738,178)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES	(647,030)	148,481	(307,627)	339,367
Financial expenses	(202,135)	(4,153)	(607,362)	(203,799)
Interest on capital	-	(60,908)	-	(60,908)
Financial revenue	14,272	8,315	65,885	66,664
INCOME (LOSS) FROM OPERATIONS	(834,893)	91,735	(849,104)	141,324
Nonoperating expenses, net	-	-	(408)	(669)
INCOME (LOSS) BEFORE EXTRAORDINARY CHARGE, INCOME TAXES AND REVERSAL OF INTEREST ON CAPITAL	(834,893)	91,735	(849,512)	140,655
Extraordinary charge	(278,769)	-	(278,769)	-
INCOME (LOSS) BEFORE INCOME TAX AND REVERSAL OF INTEREST ON CAPITAL	(1,113,662)	91,735	(1,128,281)	140,655
Income and social contribution taxes	45	(476)	14,664	(49,396)
INCOME (LOSS) BEFORE REVERSAL OF INTEREST ON CAPITAL	(1,113,617)	91,259	(1,113,617)	91,259
Reversal of interest on capital	-	60,908	-	60,908
NET INCOME (LOSS)	(1,113,617)	152,167	(1,113,617)	152,167
EARNINGS (LOSS) PER THOUSAND SHARES - R$	(2.4295)	0.3320		

The accompanying notes are an integral part of these statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

		Capital reserves		Income reserves			
	Capital	Special premium	Premium	Legal reserve	Unrealized profit reserve	Retained earnings (deficit)	Total
BALANCES DECEMBER 31, 1999	434,719	1,065,044	-	40,539	249,153	477,521	2,266,976
Partial spin-off	(100)	(1,055,200)	-	-	-	-	(1,005,300)
Effect of special premium reserve	-	1,055,200	-	-	-	-	1,055,200
Capital increase:							
Extraordinary Shareholders' Meeting of January 14, 2000	313,643	-	-	-	-	-	313,643
Extraordinary Shareholders' Meeting of November 7, 2000	1,125,085	-	-	-	-	-	1,125,085
Premium on merger	-	-	101,671	-	-	-	101,671
Effect of merger on minority shareholders' interest	-	-	(2,026)	-	-	-	(2,026)
Gain on sale of shares (dissident shareholders)	-	-	65	-	-	-	65
Reversal of reserves	-	-	-	-	(220,317)	220,317	-
Net income	-	-	-	-	-	152,167	152,167
Proposed allocation of income:							
Legal reserve	-	-	-	7,608	-	(7,608)	-
Interest on capital	-	-	-	-	-	(60,908)	(60,908)
Dividends	-	-	-	-	-	(39,448)	(39,448)
BALANCES DECEMBER 31, 2000	1,873,347	1,065,044	99,710	48,147	28,836	742,041	3,857,125
Accrued pension plan liability, net of taxes	-	-	-	-	-	(861)	(861)
Net loss	-	-	-	-	-	(1,113,617)	(1,113,617)
Reversal of reserves	-	-	-	(48,147)	(28,836)	76,983	-
BALANCES DECEMBER 31, 2001	1,873,347	1,065,044	99,710	-	-	(295,454)	2,742,647

The accompanying notes are an integral part of these statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS:				
From operations (see below)	-	92,232	288,281	535,329
From shareholders	-	1,125,085	-	1,233,638
Capital contributions	-	1,125,085	-	1,125,085
Merged net assets from spin-off of controlling shareholder	-	-	-	108,553
From third parties	900,000	-	1,676,161	375,725
Loans and financing	900,000	-	1,676,161	343,870
Call option contracts	-	-	-	31,855
Other sources	297,169	-	184,356	2,595
Dividends and interest on capital received	97,349	-	-	-
Receivables collected from subsidiary - Telesp Celular S.A.	199,820	-	-	-
Transfer from noncurrent to current assets	-	-	184,356	2,595
Total sources	1,197,169	1,217,317	2,148,798	2,147,287
USES OF FUNDS:				
In operations (see below)	180,868	-	-	-
Portion spun off to subsidiary	-	190,451	-	-
Permanent investments in subsidiary - Telesp Celular S.A.	-	695,516	-	-
Additions to property, plant and equipment	1,119	-	835,284	731,491
Acquisition of interest in affiliates	70,735	-	70,735	-
Advances for future capital increase	276,081	-	276,081	-
Premium paid on acquisition of interest in affiliates	585,548	-	585,548	-
Effect on working capital arising from merger of wholly-owned subsidiary CETERP	-	-	-	52,485
Premium paid on acquisition of CETERP	-	-	-	84,265
Loan to Telesp Celular S.A.	-	571,360	-	-
Interest on capital and proposed dividends		100,356	-	100,356
Transfer from long-term to current liabilities	-	-	569,682	733,623
Premiums paid on derivative transactions	-	-	110,955	-
Other investments	34	-	34	-
Other	-	-	-	194
Total uses	1,114,385	1,476,653	2,448,319	1,702,414
INCREASE (DECREASE) IN WORKING CAPITAL	82,784	(259,366)	(299,521)	444,873

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
REPRESENTED BY:				
Current assets-				
Beginning of year	128,367	331,666	1,259,148	917,246
End of year	189,851	128,367	947,145	1,259,148
Increase (Decrease)	61,484	(203,299)	(312,003)	341,902
Current liabilities-				
Beginning of year	97,870	41,803	1,332,251	1,435,222
End of year	76,570	97,870	1,319,769	1,332,251
Increase (Decrease)	(21,300)	56,067	(12,482)	(102,971)
INCREASE (DECREASE) IN WORKING CAPITAL	82,784	(259,366)	(299,521)	444,873
FUNDS PROVIDED BY (USED IN) OPERATIONS:				
Net income (loss)	(1,113,617)	152,167	(1,113,617)	152,167
Items not affecting working capital	932,749	(59,935)	1,401,898	383,162
Equity method pick-up	632,550	(157,349)	653,595	-
Depreciation and amortization	75	-	600,777	549,557
Monetary and exchange variations on long-term liabilities	21,355	-	108,482	49,013
Exchange variations on noncurrent assets	-	-	(175,328)	(96,512)
Provision for tax contingencies	-	-	7,936	13,915
Deferred taxes	-	-	(61,512)	2,428
Provision for pension plan	-	-	-	(29,355)
Disposal of property, plant and equipment	-	-	1,124	1,124
Sale of products - long term	-	-	-	(107,073)
Amortization of option premiums	-	-	(11,945)	
Interest on capital and/or dividends	-	97,349	-	-
Provision for losses on investments	278,769	-	278,769	65
Gain on sale of shares	-	65	-	-
Total	(180,868)	92,232	288,281	535,329

The accompanying notes are an integral part of these statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS AND BACKGROUND

a. Company Background

On July 6, 1997, the Brazilian Congress approved the General Telecommunications Law. This law allowed the privatization of the TELEBRÁS System and established an independent regulatory agency, the National Telecommunications Agency - ANATEL, for preparing the privatization of the telecommunication system in Brazil. On May 22, 1998, Telecomunicações Brasileiras S.A. - TELEBRÁS was spun off into 12 new holding companies, through the spin-off procedure included in corporate law. The new holding companies and their respective subsidiaries comprised three regional telephone operators, eight regional cellular telephone operators, and one nation-wide long-distance operator.

The Company ("TCP") is one of the eight cellular telephony holding companies resulting from the TELEBRÁS spin-off process, with one subsidiary: Telesp Celular S.A. ("TC").

In a privatization auction held by the Federal Government on the Rio de Janeiro Stock Exchange on July 29, 1998, the share control of the Company, equivalent to 51.8% of the common shares (19.3% of total capital), was sold to the consortium named Portelcom Participações S.A., and therefore all Company operations were transferred to the private sector.

Presently, TCP is a publicly-traded company controlled by the Portugal Telecom Group, through its subsidiaries Portelcom Participações S.A. which holds 40.22% of the voting capital (14.05% of total capital), and Portugal Telecom, SGPS S.A. which holds 44.84% of the voting capital (27.18% of total capital).

b. Operations

The Company owns 100% of the total capital of TC (Note 2), which operates mobile cellular telephone services in the State of São Paulo, in accordance with the terms of the concession granted by the Federal Government, which will expire in August 2008 and can be extended for an additional 15 years.

On November 27, 2000, Telesp Celular S.A. entered into a contract for the purchase of shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, owner of 100% of Ceterp Celular S.A., the concessionaire of Band A mobile cellular service in the cities of Ribeirão Preto and Guatapará. On December 15, 2000, Telesp Celular S.A., for the purpose of reducing administrative, commercial and financial costs, and benefiting from the synergy of both companies, merged the net assets of the acquired company as of November 30, 2000.

On January 13, 2001, the Company entered into a contract to purchase 49% of the common shares and 100% of the preferred shares of the companies Daini do Brasil S.A., Globaltelecom Telecomunicações S.A. and Inepar S.A. Participações em Investimentos de Telecomunicações, which control Global Telecom S.A., operator of Band B mobile cellular services in the States of Paraná and Santa Catarina.

On the same date, an Instrument for Purchase and Sale was signed, for acquisition of the remaining 51% of the common shares (17% of total capital) of the aforementioned holdings, subject to approval of ANATEL regarding the transfer of ownership control of Global Telecom to the Company.

The parties will also request ANATEL's authorization for the Company to be the technical operator of Global Telecom, in view of its proven experience as cellular operator in the State of São Paulo.

The transfer of control may occur upon the option for the migration by the Company to Personal Mobile Service (PCS), or otherwise, in 2003.

2. CORPORATE RESTRUCTURING

a. Telesp Celular Participações S.A.

On January 14, 2000, the Extraordinary Shareholders' Meeting approved a corporate restructuring plan, involving the Company (TCP), Telesp Celular S.A. (TC) and Celular Telecom Holding S.A. - CTH (CTH), TCP's holding company created by Portelcom Participações S.A. (Portelcom).

The corporate restructuring included:

- Capital contribution for the creation of CTH by Portelcom, by means of transfer of the assets represented by the investment in and goodwill generated on the acquisition of ownership interest in TCP by Portelcom, when TCP was privatized.

- Merger of CTH into TCP.

- Partial spin-off of TCP related to the deferred charges (goodwill) merged from CTH and recognition, by CTH, of a reserve for maintenance of the merging company's shareholders' equity.

- Contribution of TCP's spun-off net assets into its subsidiary TC.

- Transfer of all shares issued by TC, held by minority shareholders, to TCP, through the exchange of these shares for shares issued by TCP, making TC a wholly-owned subsidiary of TCP.

//

CTH, a company created in the restructuring process by means of the contribution of assets represented by the investment in TCP and the respective goodwill paid upon the acquisition of the investment in TCP by Portelcom, recognized a reserve for maintenance of the merged company's shareholders' equity, which reflects the net amount between the total unamortized goodwill and the related tax credit, before its downstream merger into TCP.

When CTH was merged into TCP, the portion representing the difference between the goodwill and the reserve for maintenance of the merged company's shareholders' equity, which represents the future tax benefit, was credited to a special premium reserve account by TCP.

The portion of the net assets generated by TCP's partial spin-off, incorporated into TC, representing the future tax credit in the amount of R$1,055,200, was recorded in shareholders' equity as a special premium reserve. According to economic feasibility studies, this tax credit will be realized over a period of ten years.

The special premium reserve at TC will be capitalized by TCP as the tax benefit is realized in view of the assignment of rights related to such capitalization made by Portelcom in TCP.

The tax benefit recorded by TC in 2001 resulting from the amortization of the merged goodwill amounted to R$108,554, of which R$30,163 was realized and can be used for a capital increase.

The accounting records maintained for corporate and tax purposes include specific accounts related to the goodwill, equity reserve, the respective amortization, and reversal of the recognized reserve and tax credit. The balances are as follows:

	Consolidated	
	2001	2000
Deferred charges	2,527,584	2,846,858
Reserve for maintenance of merged company's shareholders' equity	(1,690,289)	(1,901,009)
Net	837,295	945,849
Amortization of deferred charges	(319,274)	(319,274)
Reversal of reserve for maintenance of merged company's shareholders' equity	210,720	209,923
Tax credit	108,554	109,351
Effect on net income	-	-

For a better presentation of the Company's financial statements, the net amount of the goodwill and unamortized reserve of R$837,295 which, in essence, represents the tax credit, was classified in the balance sheet in current assets (R$108,554) and noncurrent assets (R$728,741) as deferred and recoverable taxes. In the statements of income, the amortization of deferred charges, reversal of the reserve and the related tax credit are reclassified as income and social contribution taxes.

b. Global Telecom S.A.

On February 6, 2001, TCP acquired 49% of the outstanding common stock and 100% of the outstanding preferred stock in Daini, Globaltelcom and Inepar, who together held controlling interest in the stock of Global Telecom S.A. ("GT"), under the terms of a Contract for Purchase and Sale of Shares entered into on January 13, 2001.

On July 27, 2001, after obtaining approval from the regulatory agency ANATEL, Daini, Globaltelcom and Inepar acquired the remaining outstanding stock of GT held by Motorola NMG Brazil Inc.; as a result, they currently own 100% of the total capital of GT.

The Company has committed to purchase the remaining 51% of the outstanding common stock of each of the holding companies for a total consideration of approximately US$76.3 million, subject to LIBOR plus 4% per year, upon regulatory approval by ANATEL or after the deregulation of the industry.

As a result of these acquisitions, TCP and the holding companies recognized goodwill of R$585,548 and R$183,263, respectively, relating to the participation in the net equity of the acquired companies. Additionally, the holding companies had recorded goodwill of R$113,196 in connection with previous acquisitions.

TCP and the "Holdings" restructured the companies through a series of successive mergers that transferred the goodwill paid on the acquisition by TCP to the Holdings, which recorded the related income tax benefits resulting from the restructuring of R$193,231.

The Holdings, in the same way, transferred the goodwill paid to GT, which recorded the related income tax benefit of R$95,271.

After this restructuring, the equity participation and the total goodwill recorded by TCP remained unchanged.

3. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of December 31, 2001 and 2000 were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include monetary restatement of permanent assets and shareholders' equity through December 31, 1995, pursuant to the law then in force.

The consolidated financial statements as of December 31, 2001 and 2000 include the balances and transactions of the subsidiary Telesp Celular S.A. and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. In consolidation, all material intercompany balances and transactions were eliminated.

4. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents--Represent available balances in cash and banks and all highly liquid temporary cash investments, stated at cost, plus interest accrued to the balance sheet date.

(b) Trade Accounts Receivable--Accounts receivable are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of cellular handsets and accessories.

(c) Allowance for Doubtful Accounts--Provision is made for those receivables whose recoverability is considered remote.

(d) Foreign Currency Transactions--Recorded at the exchange rate in effect on the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in income as they occur. Exchange variations and premiums related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

(e) Inventories--Consist of cellular handsets and accessories stated at average cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

Beginning January 1, 2001, losses arising from the difference between the cost of the handset and the selling price are recognized at the time of the sale, considered as part of the cost of acquiring new customers.

(f) Prepaid Expenses--Stated at amounts disbursed for expenses not yet incurred.

(g) Investments--Permanent investments in affiliates and subsidiaries are accounted for under the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

(h) Property, Plant and Equipment--Stated at acquisition or construction cost, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset. Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to income.

(i) Income and Social Contribution Taxes--Calculated and recorded based on the tax rates in effect on the balance sheet date, on the accrual basis. Deferred taxes attributable to temporary differences, tax losses and social contribution tax loss carryforwards are recorded as assets, based on the assumption of their future realization.

The tax credit resulting from the partial spin-off by TC to TCP will be realized over ten years, based on the expected future profitability of TC (Note 2).

(j) Loans and Financing--Updated for monetary or exchange variations and include interest accrued to the balance sheet date.

(k) FISTEL Fees--The FISTEL (Telecommunication Inspection Fund) fees related to activations of new customers, paid monthly during the year, are deferred and amortized over a period of 20 months. The FISTEL fee paid annually on the customers' base and BTSs (Digital Base Transceiver Stations) is deferred for amortization over the period of 12 months.

(l) Reserve for Contingencies--Based on the opinions of legal counsel and management as to the likely outcome of the outstanding matters, updated to the balance sheet date for the amounts of probable losses considering the nature of each case.

(m) Pension and Post-retirement Benefits--The Company is a sponsor, together with other companies of the Telecommunications System, of a private pension plan entity (SISTEL) to manage the pension funds and other pension benefits for the employees. Contributions are recognized on the accrual basis of accounting. Additional information on the pension plan is presented in Note 20.

(n) Revenue Recognition--Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Revenues for all services are recognized when the service is provided, except for prepaid services (and the respective estimated cost of providing the service), which are recognized when the revenue is collected. Unbilled revenues from the billing date to month end are estimated and recognized as revenues during the month in which the service was provided. Revenues from sales of handsets and accessories are recorded on the accrual basis.

(o) Net Financial Expense--Represents interest earned (incurred) and monetary and exchange variations resulting from temporary cash investments, loans and financing. Exchange gains and losses on forward contracts and swaps are included.

(p) Derivatives--The Company and its subsidiary (TC) have certain foreign exchange forward and swap contracts in order to manage exposure to fluctuations in exchange rates and interest rates for cash flows in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet; the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated exclusively based on the contractual conditions and recorded as net financial expenses.

(q) Earnings (Loss) per Thousand Shares--Calculated based on the number of shares outstanding at the balance sheet date.

5. CHANGES IN ACCOUNTING ESTIMATES

During the year ended December 31, 2001, TCP and its subsidiary reviewed various accounting estimates and made the following changes:

a. Depreciation Rates

As described in Note 12, based on an appraisal prepared by an independent expert, the subsidiary revised the estimated useful lives of its property, plant and equipment. The effects of the changes in the useful lives for the year ended December 31, 2001, as compared to the useful lives previously applied, are as follows:

Asset class	Useful life in years Prior	Revised	Reduction (Increase) in annual depreciation
Switching equipment:			
Analog	5	6	26,054
Digital	7	10	7,519
Transmission equipment:			
Analog	5	5 - 25	75,248
Digital	7	5 - 25	20,306
Automatic switching centers, electrical equipment, furniture and fixtures, tools and instruments, telesupervision equipment, leasehold improvements and air conditioning equipment	10	5 - 35	11,716
Towers, other supports and protectors	25	20	(2,798)
Software use rights and hardware	5	5 - 15	(6,895)
Buildings	25	35	1,122
Vehicles	5	5	-
Effect on results of operations			132,272

b. Allowance for Doubtful Accounts

Based on current industry practice and the level of collections/recoveries of past-due accounts receivable, the subsidiary now computes the allowance for doubtful accounts based on past-due accounts receivable over 90 days, whereas this calculation was formerly based on past-due accounts receivable over 60 days. The change resulted in a credit to income for 2001 of R$7,855.

c. Inventory Reserves

Until December 31, 2000, the subsidiary provided a reserve for all handsets whose acquisition cost was higher than replacement cost. Beginning January 1, 2001, a reserve is only recognized for obsolete and slow-moving inventory. This change resulted in a credit to income of R$13,148.

d. FISTEL Fees

Until December 31, 2000, fees paid to FISTEL in connection with the activation of new customers were recognized as expense when paid. In accordance with industry practice, beginning January 1, 2001, these fees have been deferred and are being amortized over the estimated service period with the customer, resulting in a credit to income of R$20,744.

The changes mentioned above resulted in a credit to income in the amount of R$114,853, net of the related income and social contribution tax effects.

6. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2001	2000	2001	2000
Cash	16	133	47,221	33,925
Temporary cash investment	722	2,112	34,285	352,140
	738	2,245	81,506	386,065

7. TRADE ACCOUNTS RECEIVABLE

	Consolidated	
	2001	2000
Unbilled amounts	186,391	298,111
Billed amounts	390,302	437,858
Allowance for doubtful accounts	(103,642)	(97,803)
Discounted invoices	-	(36,248)
Total	473,051	601,918
Current	442,438	494,845
Noncurrent	30,613	107,073

The aging composition of the accounts receivable billed is as follows:

	Consolidated	
	2001	2000
Current	262,014	266,590
Past-due - 1 to 30 days	39,970	59,943
Past-due - 31 to 60 days	13,450	19,793
Past-due - 61 to 90 days	10,593	15,880
Past-due - over 90 days	64,275	75,652
	390,302	437,858

Changes in the allowance for doubtful accounts were as follows:

	Consolidated	
	2001	2000
Beginning balance	97,803	87,186
Provision for doubtful accounts charged to selling expense	94,043	128,918
Write-offs	(88,204)	(118,301)
Ending balance	103,642	97,803

Noncurrent receivables refer to receivables from sales of "Peg&Fale" (take and talk) sets. These receivables are realized through card renewals by "Peg&Fale" service customers and are shown net of the allowance for doubtful accounts, calculated based on historical card renewals.

8. INVENTORIES

	Consolidated	
	2001	2000
Digital handsets	108,224	60,578
Accessories	1,763	1,421
Reserve for losses	(25,084)	(7,497)
Total	84,903	54,502

9. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	2001	2000	2001	2000
Recoverable taxes:				
Withholding income tax	48,007	13,433	48,270	17,752
Recoverable income tax	7,745	6,809	12,935	25,605
Recoverable social contribution tax	2,238	1,920	20,707	18,154
Merged tax credit (Note 2)	-	-	837,295	945,849
Recoverable ICMS (State VAT)	-	-	57,739	19,334
Deferred tax credits:				
Reserve for contingencies	-	-	37,232	24,749
Income tax losses	309	308	95,791	38,208
Social contribution tax loss carryforwards	111	111	34,617	13,808
Other temporary differences	-	-	80,760	48,017
Total	58,410	22,581	1,225,146	1,151,476
Current	58,410	22,581	301,144	289,431
Noncurrent	-	-	924,002	862,045

The Company and its subsidiary have assets of R$130,408 (R$52,016 in 2000) corresponding to income and social contribution tax credits calculated on tax loss carryforwards in the amount of R$383,553 (R$152,988). In accordance with the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of this income.

The subsidiary is amortizing goodwill on the investment acquisition (which became deductible upon the corporate restructuring discussed in Note 2). The expected time period to generate taxable income in an amount sufficient to absorb the tax loss carryforwards is estimated at up to four years.

10. OTHER ASSETS

	Company		Consolidated	
	2001	2000	2001	2000
Credits with suppliers	-	-	1,161	24,352
FISTEL fees	-	-	20,744	-
Financial charges	-	-	1,313	4,920
Prepaid expenses	-	-	2,400	603
Other	8,208	3,307	17,273	7,108
Total	8,208	3,307	42,891	36,983
Current	8,208	3,307	37,154	34,305
Noncurrent	-	-	5,737	2,678

11. INVESTMENTS

a. Investments in Subsidiary/Affiliated Companies

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)
Telesp Celular S.A.	100	100	100
Daini do Brasil S.A.	49	100	83
Globaltelcom Telecomunicações S.A.	49	100	83
Inepar S.A. Participações em Invest. de Telecom.	49	100	83

b. Number of Shares Held

Investee	Common	Preferred	Total
Telesp Celular S.A.	31,411,707	49,505,725	80,917,432
Daini do Brasil S.A.	14,914,315	29,828,631	44,742,946
Globaltelcom Telecomunicações S.A.	2,732,190	5,464,381	8,196,571
Inepar S.A. Participações em Invest. de Telecom.	13,710	27,415	41,125

c. Subsidiary and Affiliated Company Information

Shareholders' equity (deficit) of the investees as of December 31, 2001 and results of operations for the year then ended are as follows:

Investee	Shareholders' equity (deficit)	Net income (loss)
Telesp Celular S.A.	3,178,256	21,045
Daini do Brasil S.A.	(366,192)	(625,739)
Globaltelcom Telecomunicações S.A.	(84,477)	(130,401)
Inepar S.A. Participações em Invest. de Telecom.	(58,341)	(72,590)

d. Components and Changes

Investments of TCP are comprised of an interest in the capital of both the subsidiary company - Telesp Celular S.A. and the companies controlling Global Telecom S.A. ("GT"), as well as goodwill and advances for future capital increases, as shown below:

	2001			2000
	Holdings	Telesp Celular	Total	Total
Opening balance of investments	-	3,255,421	3,255,421	1,031,417
Capital increase	-	-	-	695,516
Corporate restructuring - net assets spun off by the Company	-	-	-	1,055,200
Acquisition of subsidiary's minority interest	-	-	-	415,314
Change in minority interest from December 28 to 31, 1999	-	-	-	(2,026)
Acquisitions of interests in Holdings	70,735	-	70,735	-
Equity pick-up	(653,595)	21,045	(632,550)	157,349
Goodwill paid on acquisition of Holdings	585,548	-	585,548	-
Advances for future capital increase	276,081	-	276,081	-
Provision for loss	(278,769)	-	(278,769)	-
Dividends/Interest on capital	-	(97,349)	(97,349)	(97,349)
Provision for pension plan deficit, net of tax	-	(861)	(861)	-
Excess of liabilities over assets reclassified to noncurrent liabilities	582,860	-	582,860	-
Investments in subsidiary and affiliates	582,860	3,178,256	3,761,116	3,255,421
Other investments	-	-	34	-
Investments	582,860	3,178,256	3,761,150	3,255,421
Excess of liabilities over assets in affiliates	(582,860)	-	(582,560)	-
Investments, net	-	3,178,256	3,178,590	3,255,421

The goodwill paid on the acquisition of the interest in the Holdings of GT, in the amount of R$585,548, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

On December 31, 2001, TCP recorded a reserve for losses in the amount of R$582,860, equivalent to its indirect share of GT's excess of liabilities over assets.

Additionally, as a result of the operating losses incurred by GT during 2001 and its negative net assets at December 31, 2001, TCP elected to record a provision for loss on its investment of R$278,769, based on an independent valuation of the assets of GT. This provision was recorded as an extraordinary charge in the statement of income.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

TC recorded a payable for interest on capital in the amount of R$65,778, which has been credited to the Company (R$55,911 net of taxes).

On November 27, 2000, TC acquired from CETERP all of the stock of its wholly-owned subsidiary, Ceterp Celular S.A., for R$148,564. On December 15, 2000, the subsidiary, aiming to reduce administrative, commercial and financial expenses, completed the transaction to merge the acquired company.

e. Consolidated Pro Forma Information Including GT and the Holdings

As mentioned above, TCP has an indirect interest of 49% in the voting capital of GT (represented by ownership of 83% of the Holdings). As the transfer of ownership to TCP is still pending ANATEL's approval, the commitment to purchase the remaining 51% of the voting capital has not yet been exercised. However, given the materiality of such investment, the following consolidated pro forma financial statements are presented, including GT.

A S S E T S

	December 31, 2001
CURRENT ASSETS:	
Cash and cash equivalents	134,670
Trade accounts receivable, net	504,744
Inventories	141,772
Deferred and recoverable taxes	309,072
Other current assets	45,650
Total current assets	1,135,908
NONCURRENT ASSETS:	
Trade accounts receivable, net	30,613
Deferred and recoverable taxes	1,230,607
Derivatives	610,850
Other noncurrent assets	5,979
Total noncurrent assets	1,878,049
PERMANENT ASSETS:	
Investments	314,788
Property, plant and equipment	5,158,484
Deferred charges	314,869
Total permanent assets	5,788,141
Total assets	8,802,098

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2001
CURRENT LIABILITIES:	
Payroll and related accruals	31,695
Trade accounts payable	729,323
Taxes payable	119,686
Loans and financing	667,216
Dividends and interest on capital	19,995
Reserve for contingencies	28,052
Other	215,877
Total current liabilities	1,811,844
LONG-TERM LIABILITIES:	
Loans and financing	4,220,136
Taxes payable	37,679
Reserve for contingencies and others	107,714
Accrued pension plan liability	1,306
Total long-term liabilities	4,366,835
MINORITY INTEREST	(119,381)
SHAREHOLDERS' EQUITY:	
Capital stock	1,873,347
Capital reserves	1,164,754
Accumulated deficit	(295,454)
Total shareholders' equity	2,742,647
Funds for capitalization	153
Total shareholders' equity and funds for capitalization	2,742,800
Total liabilities and shareholders' equity	8,802,098

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

GROSS OPERATING REVENUE	4,334,089
DEDUCTIONS	(997,058)
NET OPERATING REVENUE	3,337,031
COST OF SERVICES PROVIDED AND PRODUCTS SOLD	(2,064,327)
GROSS PROFIT	1,272,704
OPERATING EXPENSES:	
Selling expenses	(744,662)
General and administrative expenses	(314,896)
Other operating expenses, net	(124,991)
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	88,155
Net financial expenses	(1,076,196)
LOSS FROM OPERATIONS	(988,041)
NONOPERATING EXPENSES, NET	(757)
LOSS BEFORE TAXES, MINORITY INTEREST AND EXTRAORDINARY CHARGE	(988,798)
Income taxes	14,664
Minority interest	139,286
Extraordinary charge	(278,769)
NET LOSS	(1,113,617)

f. Guarantees

The Company has guaranteed a loan obtained by GT from the National Bank for Economic and Social Development (BNDES), the balance of which at December 31, 2001 was R$315,794. As of that date, various loan covenants, especially those relating to capitalization and indebtedness ratios, were not being complied with by the affiliated company. Concerning this matter, no adjustment was reflected either by the affiliated company or by TCP, since the parties are negotiating with respect to the fulfillment of obligations under the related loan agreement.

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	2001			2000
	Cost	Accumulated depreciation	Net book value	Net book value
Analog switching equipment	429,251	(292,326)	136,925	203,465
Digital switching equipment	491,619	(75,621)	415,998	322,792
Analog transmission equipment	1,360,746	(897,541)	463,205	772,805
Digital transmission equipment	904,260	(134,995)	769,265	295,049
Automatic switching center, power supply equipment, furniture, tools and instruments, monitoring equipment, leasehold improvements, and air conditioning equipment	732,370	(195,677)	536,693	388,489
Towers, other supports and protectors	244,399	(33,959)	210,440	151,272
Software use rights and EDP equipment	416,832	(112,724)	304,108	194,286
Buildings	98,773	(13,493)	85,280	64,478
Vehicles	8,290	(3,601)	4,689	3,427
Land	37,305	-	37,305	32,135
Other	7,774	(1,106)	6,668	4,548
Assets and installations in service	4,731,619	(1,761,043)	2,970,576	2,432,746
Assets and construction in progress	725,215	-	725,215	1,021,232
Total	5,456,834	(1,761,043)	3,695,791	3,453,978

In 2001, financial expenses in the amount of R$55,685 (R$110,627 in 2000) on loans and financing for construction in progress were capitalized.

In view of the rapid development of the technology related to the subsidiary's activities, management contracted a specialized company to perform an appraisal of the remaining useful lives of the property and equipment items as of December 31, 2000. This appraisal resulted in the definition of new useful lives for each item, taking into consideration their technological and operating conditions.

The useful lives determined in such appraisal compared with those used through December 31, 2000 and the composition of the increase/decrease in depreciation expenses are set forth in Note 5.

13. DEFERRED CHARGES

	2001	2000
Goodwill on Ceterp Celular acquisition	84,265	84,265
Accumulated amortization	(9,129)	(703)
Total	75,136	83,562

The goodwill paid amounting to R$84,265 is recorded as deferred charges and is being amortized over a ten-year period based on the expected future profitability of the acquired company.

14. PAYROLL AND RELATED ACCRUALS

	Company		Consolidated	
	2001	2000	2001	2000
Wages and salaries	108	132	11,199	6,843
Accrued vacations and social security charges	22	13	13,651	11,875
Accrued benefits	-	-	1,833	1,807
Total	130	145	26,683	20,525

15. TRADE ACCOUNTS PAYABLE

	Company		Consolidated	
	2001	2000	2001	2000
Materials and services suppliers	801	139	437,134	483,851
Telecom concessionaires	-	-	43,024	34,411
Consignments in favor of third parties	45	8	26,742	23,688
Total	846	147	506,900	541,950

16. TAXES PAYABLE

	Company		Consolidated	
	2001	2000	2001	2000
State VAT (ICMS)	-	-	82,776	95,284
Taxes on revenues (PIS and COFINS)	-	-	13,276	13,527
FISTEL fees	-	-	4,750	8,476
FUST and FUNTTEL	-	-	2,335	-
Other taxes	68	-	68	-
Total	68	-	103,205	117,287

17. LOANS AND FINANCING

	Company		Consolidated	
	2001	2000	2001	2000
Foreign currency:				
Suppliers	-	-	37,640	82,782
Financial institutions	62,782	-	382,007	909,877
Affiliated companies	863,986	-	1,727,073	-
Total foreign currency	926,768	-	2,146,720	992,659
Local currency:				
Financial institutions	-	-	433,404	406,710
Total local currency	-	-	433,404	406,710
Total	926,768	-	2,580,124	1,399,369
Current	5,412	-	454,751	488,961
Noncurrent	921,356	-	2,125,373	910,408

a. Suppliers

Foreign currency loans denominated in U.S. dollars contracted with suppliers for development of the network of "TC", with final maturity through November 2005, subject to interest of 2.5% above LIBOR.

b. Financial Institutions

Operations under BACEN Resolutions No. 4,131 and No. 63 and euro-commercial paper, subject to interest between 2.5% and 7.7% per annum and 4% per annum above LIBOR. Additionally, this includes amounts payable for foreign currency swaps.

c. Affiliated Companies

Foreign currency loans extended by the parent company, Portugal Telecom, as part of the short-term debt restructuring of TCP and its subsidiary, subject to fixed interest of 7.0% per annum and variable interest from 3.0 to 3.5% over LIBOR or EURIBOR.

	Foreign currency (thousands)			Equivalents
	Principal	Interest	Total	in R$
December 31, 2001:				
Euros	461,000	2,399	463,399	956,283
U.S. dollars	326,979	5,201	332,180	770,790
Total				1,727,073

d. Local Currency

Loans in local currency represent liabilities to BNDES, subject to TJLP (Brazilian long-term interest rate) plus 4% per annum.

Certain of the loans and financing contracts are secured by guarantees provided by TCP, except for the loan from BNDES, for which receivables from services were pledged. The contracts contain restrictive clauses related to the limit of debt levels that, if not complied with, would represent a right of the creditor of advancing the due dates. Such terms have been met.

e. Repayment Schedule

The long-term portion of loans and financing is scheduled to be repaid as follows:

	Consolidated			
	Local currency		Foreign currency	
Maturity	2001	2000	2001	2000
2002	-	75,938	-	72,231
2003	107,892	101,250	261,531	246,595
2004	107,892	101,250	1,019,617	5,298
2005	134,869	126,562	6,287	5,298
After 2005	-	-	487,285	175,986
Total	350,653	405,000	1,774,720	505,408

18. RESERVE FOR CONTINGENCIES

In the evaluation as to the possibility of tax risks becoming contingencies, the following aspects should be taken into account:

- The possible existence of differences in the interpretation of the application of taxes on some revenue accounts.

- The assessment of the principal taxes pending future approval by the Secretary of the Treasury, subject to the complete extinction of the tax obligation after the five-year expiration period starting from the date of the assessment.

The lack of agreement in the interpretation of tax legislation may generate discussions which, if concluded by the Judiciary in the taxpayer's favor, could represent amounts receivable for the subsidiary.

Management of the subsidiary has recognized reserves for risks of a tax and civil nature for which the chance of an unfavorable outcome is considered probable by legal counsel, as follows:

	Consolidated	
	2001	2000
State VAT on activation fees	62,279	56,555
COFINS	17,871	15,659
Surcharge per call and roaming	24,840	-
Others	4,518	-
Total	109,508	72,214
Current	29,358	-
Noncurrent	80,150	72,214

Changes in the reserve for contingencies are as follows:

	Consolidated	
	2001	2000
Beginning balance	72,214	50,578
Additional provision	29,358	13,915
Monetary updating	7,936	7,721
Ending balance	109,508	72,214

a. State VAT on Activation Fees and Other Services

On June 19, 1998, the Revenue Secretaries of the individual Brazilian States approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

The Company believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority; (b) their interpretation would subject certain services to taxation which are not considered telecommunication services; and (c) new taxes may not be applied retroactively. In addition, the Company believes that the predecessor company, Telesp, the legal predecessor of the Company, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

There can be no assurance that the Company will prevail in its position that the new interpretation by the State Revenue Secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees charged during the past five years, it would give rise to a potential maximum liability estimated at R$187,000.

b. PIS and COFINS (Taxes on Revenue)

The Company is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been totally accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel's opinion as for the chances of success in that litigation.

c. Surcharge per Call and Roaming

The Company is involved in litigation resulting from the additional charge per call (AD) and roaming (DSL-I) related to certain alternative service plans. The amount reserved as of December 31, 2001 is R$24,840. The subsidiary has suspended the billing of AD and DSL-I in the intra-area region.

d. Others

The subsidiary, based on the opinion of its legal counsel, recorded a reserve in the amount of R$4,518 related to tax contingencies.

Additionally, the Company is a party to various other civil and tax proceedings, totaling approximately R$22,000, which have not been accrued as a reserve for contingencies, based on the evaluation of its legal counsel.

19. OTHER LIABILITIES

	Consolidated	
	2001	2000
Consulting - technology and management (a)	36,822	10,227
Unamortized premium - put option (b)	31,856	43,801
Network costs and customer discounts (c)	38,456	14,764
Other	64	77
Total	107,198	68,869
Current	87,288	37,014
Noncurrent	19,910	31,855

(a) These obligations relate to contracts between the Company and Portugal Telecom, SGPS, S.A., for management services.

(b) In 2000, the Company sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on the accrual basis.

(c) Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

20. PENSION PLAN

TCP and its subsidiary sponsor private pension and other benefit plans for their employees, as follows:

a. Defined Contribution Plan

For approximately 77% of the employees, there is an individual defined contribution plan - the TCP PREV plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsor, which are credited to participants' individual accounts. TC is also responsible for the administrative and plan maintenance expenses.

TCP PREV plan participants' contributions are as follows:

- Basic Contribution--Equal to 1% of salary, limited to the portion of the base salary for Government Social Security ("INSS") and a percentage of the difference between the contribution salary and the social security contribution base, according to the participant's election and age, ranging from 1% to 8%.

- Voluntary Contribution--Equal to a maximum percentage of 22% of salary, at the participant's option.

- Sporadic Contribution--Equal to not less than ten times the social security contribution base.

The sponsor's contributions to the TCP PREV plan are as follows:

- Basic Contribution--Equal to the participant's basic contributions.

- Specific Contribution--For ensuring compliance with the minimum benefit limit established by prevailing legislation.

- Variable Contribution--The sponsor may make voluntary contributions to the plan, applying uniform and nondiscriminatory criteria for all TCP PREV participants.

In 2001, TCP and its subsidiary made contributions to the TCP PREV plan in the amount of R$2,313 (R$154 in 2000).

b. Defined Benefit Plan

TCP and its subsidiary individually sponsor a defined benefit plan - PBS Telesp Celular, which covers 39 active and retired participants in 2001 (57 in 2000). In addition to the supplementary benefit, medical assistance (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Celular and PAMA plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the Plan, out of which 12% is allocated to fund the PBS Telesp Celular plan.

In 2001, TCP and its subsidiary made contributions to the PBS Telesp Celular plan in the amount of R$34 (R$4,726 in 2000).

c. CVM Resolution No. 371, "Accounting for Pension Plans"

TCP elected to record actuarial liabilities in connection with the plans it sponsors as provided in CVM Instruction No. 371, dated December 13, 2000, as a direct charge to shareholders' equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method, with the assets of the plans as of December 31, 2001, as permitted by the Technical Interpretation of IBRACON (Brazilian Institute of Independent Auditors) No. 01/01, authorized by CVM Circular No. 01/2002. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity's actuarial liabilities in relation to the plans' total actuarial liabilities. TCP intends to amortize actuarial gains or losses starting in 2002 in accordance with CVM Instruction No. 371.

Below is the accrual for retired employees' defined benefit and medical assistance plans as of December 31, 2001 and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2001
TCP PREV	382
PAMA	924
Total	1,306

I - TCP PREV

I - a. Reconciliation of Assets and Liabilities

	R$
Total actuarial liabilities	70,054
Fair value of assets	(69,672)
Liability recognized in the balance sheet	382

Although TCP PREV is a defined contribution plan, the sponsoring entity is liable for risks involving death and disability of the plan's participants. Accordingly, an actuarial determination of such risks is required.

I - b. Expenses Expected to Be Incurred in 2002

	R$
Cost of service	6,192
Interest on actuarial obligations	322
Expected return on assets	(356)
Employee contributions	(2,884)

Total	3,274
	=====

I - c. Actuarial Assumptions

Rate for discount of actuarial liability to present value	11.30%
Expected return on plan assets	14.45%
Estimated salary increase	8.15%
General mortality rate table	UP84 with 1 year of aggravation
Biometric disability table	Mercer
Number of participants in the plan	1,316
Number of participants with vested benefits	27
Estimated benefit increase rate	5%

II - PBS and PBS-A (Pension Plan)

Although PBS and PBS-A have surplus as of December 31, 2001, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, as this is a noncontributory plan, the sponsor's contributions cannot be reduced in the future.

II - a. Reconciliation of Assets and Liabilities

	PBS	PBS-A
Total actuarial liabilities	6,350	4,880
Fair value of assets	(6,446)	(5,584)
	--------	--------
Fair value of assets in excess of actuarial liability	(96)	(704)
	=====	=====

II - b. Expenses Expected to Be Incurred in 2002

	PBS	PBS-A
Interest cost	35	531
Expected return on assets	(904)	(780)
Expected contributions	(12)	-
Interest on actuarial obligations	693	-
	-----	-----
Total	(188)	(249)
	===	===

II - c. Actuarial Assumptions

	PBS	PBS-A
Rate for discount of actuarial liabilities to present value	11.30%	11.30%
Expected return on plan assets	14.45%	14.45%
Estimated salary increase	8.15%	8.15%
Estimated benefit increase rate	5%	5%
General mortality rate table	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Biometric disability table	Mercer	Mercer
Number of participants in the plan	39	17

III - PAMA - Post-retirement Medical Assistance

Refers to TCP's proportional participation in the PAMA multiemployer plan based on actuarial valuations. Based on the opinion of legal counsel and its actuaries, the Company has conservatively opted to record this potential liability as of December 31, 2001.

III - a. Reconciliation of Assets and Liabilities

	R$
Total actuarial liabilities	1,362
Fair value of assets	(438)

Liability recognized in the balance sheet	924
	====

III - b. Expenses Expected to Be Incurred in 2002

	R$
Interest cost	80
Estimated return on assets	(25)
Amortization of past services	185

Total	240
	===

III - c. Actuarial Assumptions

Rate for discount of actuarial liability to present value	6% per year
Estimated return on plan assets	6% per year
Estimated increase in medical assistance costs	4% per year
General mortality rate table	GAM-71
Number of participants at November 30, 2001	30
Number of participants' dependants at November 30, 2001	47

21. LEASES

In 2001, TC had expenses relating to lease agreements totaling R$20,500 (R$15,921 in 2000). The outstanding amount under such agreements, adjusted by exchange rates prevailing at December 31, 2001, is R$43,158, payable in quarterly installments through June 2004.

22. SHAREHOLDERS' EQUITY

a. Capital

Capital as of December 31, 2001 and 2000 is R$1,873,347, represented by shares without par value, distributed as follows:

	Thousands of shares
Common shares	160,138,996
Preferred shares	298,228,776

Total	458,367,772
	==========

The preferred shares do not have voting rights, but have priority in the redemption of capital and in the payment of minimum noncumulative dividends of 6% on the related amount of the capital.

b. Income Reserves and Retained Earnings (Deficit)

On the basis of article 189 of Law No. 6,404/76, the balances of the unrealized profit reserve of R$28,836 and of the legal reserve of R$48,147 were reversed to retained earnings (deficit).

Retained earnings at December 31, 2000	742,041
Accrued pension plan liability, net of taxes	(861)
Net loss for the year	(1,113,617)
Absorption of reserves:	
Unrealized profit	28,836
Legal	48,147

Accumulated deficit at December 31, 2001	(295,454)
	========

c. Dividends and Interest on Capital

Due to the lack of profits for the year and considering the remaining balance of retained earnings, TCP will not distribute interest on capital and/or dividends this year.

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk Considerations

TCP is the controlling shareholder of TC, which provides cellular mobile services in the State of São Paulo in accordance with the terms of the concession granted by the Federal Government. The Company also has an interest in Global Telecom S.A., which is the operator of Band B cellular mobile services in the States of Paraná and Santa Catarina. Both operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities.

The major market risks to which TCP and TC are exposed include:

- Credit Risk--Arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

- Interest Rate Risk--Resulting from the debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

- Currency Risk--Related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since it was formed, TCP's risk management policy has been actively applied by means of procedures designed to mitigate risks inherent in the Company's operations.

Credit Risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company's customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of TCP's customers, 73.1% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables represented 2.4% of gross revenue in 2001.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy, which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module of TC's ERP system for consistent transactions. Delinquent receivables represented only 1% of handset sales in 2001.

Interest Rate Risk

TC utilizes financial derivative instruments to protect against exposure to LIBOR and EURIBOR rates. As of December 31, 2001, these operations totaled US$149.17 million, representing 61% of the Company's debt subject to LIBOR and EURIBOR.

Currency Risk

TCP and its subsidiary utilize financial derivative instruments to protect against the currency risk on foreign-currency denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of December 31, 2001 is shown in the table below:

	US$	€
Loans and financing	490,345	463,399
Hedge instruments	705,000	250,241
Net exposure	(214,655)	213,158

The net excess in dollar derivative positions is being utilized to mitigate exposure in euros since TCP believes that there is no significant difference in the short term between the dollar/euro parity; therefore this coverage is considered as an effective hedge on the euro/real exposure.

b. Derivative Instruments

TCP and TC record derivative gains and losses as a component of net financial expense.

The principal amounts of currency and interest rate derivative operations are not recorded in the balance sheet. Net unrealized results on these operations are recorded on the accrual basis of accounting, which may give rise to significant differences in relation to the market value of such instruments, considering the present value of future net cash flows to be obtained. Book and market values of long-term financing and derivative operations are estimated as follows:

	Book value	Market value	Unrealized gains (losses)
Loans and financing	2,580,124	2,406,360	173,764
Derivative instruments	(478,734)	(136,700)	(342,034)
Total	2,101,390	2,269,660	(168,270)

The positions of TCP's and TC's derivative instruments are summarized as follows:

Derivative instruments	Year maturing 2003	2004	2006
Forward contracts - US$:			
1. a. Principal - US$	-	300,000	-
b. Contracted rate	-	1.18	-
2. a. Principal - US$	-	-	280,000
b. Contracted rate	-	-	1.23
Swap contracts - €/R$:			
1. a. Principal - €	-	250,342	-
b. Asset rate	-	EURIBOR + 3.5%	-
c. Liability rate	-	104.6% of CDI	-
Option contracts - US$:			
1. a. Principal - US$	-	(300,000)	-
b. Strike	-	2.25	-
2. a. Principal - US$	250,000	-	-
b. Strike	2.75	-	-
c. Cap	4.00	-	-
3. a. Principal - US$	175,000	-	-
b. Strike	2.75	-	-
c. Cap	3.25	-	-

TCP's management believes that unrealized losses on derivative operations, resulting from the accrual method of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs.

The main differences refer to temporary differences on the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

c. Market Value of Financial Instruments

The market values of long-term financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

24. NET OPERATING REVENUE

	Consolidated	
	2001	2000
Monthly subscription charges	820,734	798,731
Services	2,314,347	1,879,295
	3,135,081	2,678,026
Sale of products	706,165	1,004,371
Total gross operating revenue	3,841,246	3,682,397
Revenue deductions	(895,012)	(915,691)
Indirect taxes	(675,809)	(701,567)
Discounts	(168,894)	(165,940)
Returns of products	(50,309)	(48,184)
Net operating revenue	2,946,234	2,766,706

Services

	Consolidated	
	2001	2000
National	1,025,604	1,001,393
Displacement	70,031	75,911
Additional call charges	62,537	51,158
Use of network	1,119,969	706,341
Other services	36,206	44,492
	--------------	--------------
Total revenue from telecommunication services	2,314,347	1,879,295
	========	========

25. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated	
	2001	2000
Personnel	(25,383)	(28,395)
Supplies and services	(78,035)	(47,604)
Utilities	(53,302)	(51,582)
Maintenance and conservation	(55,811)	(47,489)
Use of network fees	(210,986)	(156,518)
Connections	(113,022)	(118,462)
Depreciation	(519,822)	(510,492)
FISTEL fees	(1,803)	(47,605)
Other	(17,619)	(14,454)
	--------------	--------------
Total cost of services provided	(1,075,783)	(1,022,601)
Cost of products sold	(580,637)	(666,560)
	--------------	--------------
Total cost of services provided and products sold	(1,656,420)	(1,689,161)
	========	========

26. SELLING EXPENSES

	Consolidated	
	2001	2000
Personnel	(61,797)	(53,356)
Supplies, rent and insurance	(19,803)	(18,052)
Transportation and communications	(25,482)	(26,781)
Advertising and graphics	(95,801)	(89,807)
Outside services	(154,579)	(112,624)
Provision for bad debts	(94,043)	(128,918)
FISTEL fees	(67,753)	(43,023)
Depreciation	(21,845)	(8,804)
Other	(63,906)	(72,821)
Total	(605,009)	(554,186)

27. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated	
	2001	2000	2001	2000
Personnel	-	-	(38,699)	(32,750)
Outside services	(13,509)	(7,542)	(125,387)	(107,531)
Supplies, rent and insurance	(893)	-	(22,139)	(16,811)
Transportation and communications	(6)	-	(27,699)	(19,782)
Depreciation	(75)	-	(50,684)	(29,558)
Other	(379)	(196)	(3,445)	(8,539)
Total	(14,862)	(7,738)	(268,053)	(214,971)

28. OTHER OPERATING INCOME (EXPENSES), NET

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Income:				
Fines	-	-	14,517	24,354
Recovered expenses	-	-	4,366	16,608
Reversal of liability for pension plan	-	-	-	29,355
Other	1,765	-	6,217	14,550
Total	1,765	-	25,100	84,867
Expenses:				
Provision for contingencies	-	-	(37,308)	(7,721)
Consulting - technology and management	-	-	(46,349)	(39,828)
Ceterp Celular S.A. goodwill amortization	-	-	(8,426)	(703)
Taxes, other than income	-	-	-	(210)
Other	-	-	(659)	(2,524)
Total	-	-	(92,742)	(50,986)
Total other operating income (expenses), net	1,765	-	(67,642)	33,881

29. FINANCIAL EXPENSES, NET

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Income:				
Interest on capital	65,778	65,778	-	-
Temporary cash investments	4,950	5,485	22,207	31,605
Interest and taxes from customers	3,200	2,821	17,755	11,161
Discounts obtained	284	-	1,711	15,521
Premiums	-	-	21,343	5,272
Other	5,838	9	2,869	3,105
Reclassification of interest on capital to equity	(65,778)	(65,778)	-	-
Total	14,272	8,315	65,885	66,664
Expenses:				
Interest on capital	-	(60,908)	-	(60,908)
Financial charges	(169,467)	-	(476,108)	(161,486)
Exchange/Monetary variations	(22,083)	-	(95,347)	(15,304)
Other	(10,585)	(4,153)	(35,907)	(27,009)
Total	(202,135)	(65,061)	(607,362)	(264,707)
Total financial income (expenses), net	(187,863)	56,746	(541,477)	(198,043)

30. TAXES ON INCOME

TCP and its subsidiary estimate monthly the amounts for income and social contribution taxes, on the accrual basis.

As of December 31, 2001, TCP had tax losses of R$97,955 and R$98,073 for income and social contribution tax purposes, respectively, while the subsidiary had tax losses of R$230,326 and R$231,210, respectively. In conformity with present legislation, these tax losses may be offset against future taxable income, subject to an annual limit of 30% of such income.

a. Components of Taxes on Income

	Credits (Charges)			
	Company		Consolidated	
	2001	2000	2001	2000
Income tax	-	(312)	10,691	(35,735)
Social contribution tax	45	(164)	3,973	(13,661)
Total	45	(476)	14,664	(49,396)

b. Reconciliation of Taxes on Income with Statutory Tax Rates

In 2001, tax expense was calculated based on the rates in effect of 34% (25% income tax and 9% social contribution tax). In 2000, the rates were 37% (25% income tax and 12% social contribution tax) for the month of January and 34% (25% income tax and 9% social contribution tax) thereafter. Taxes on temporary differences and tax loss carryforwards were calculated at the rate of 34%.

	Company	
	2001	2000
Income (Loss) before taxes	(1,113,662)	91,735
Items excluded from taxable income (loss):		
Equity in results of subsidiary and affiliates	632,550	-
Extraordinary charge	278,769	-
Taxable income (loss)	(202,343)	91,735
Income and social contribution taxes at combined statutory rate	-	(31,226)
Items that affect taxes-		
Equity pick-up	-	31,134
Spun-off portion of income and social contribution tax loss carryforwards	-	(384)
Other	45	-
Credits (Charges) for taxes on income	45	(476)

	Consolidated	
	2001	2000
Income (Loss) before taxes	(1,128,281)	140,655
Items excluded from taxable income (loss):		
Equity in results of affiliates	653,595	-
Interest on capital	(65,778)	-
TCP's tax loss	202,343	-
Extraordinary charge	278,769	-
Taxable income (loss)	(59,352)	140,655
Income and social contribution taxes at combined statutory rate	20,180	(48,661)
Items that affect taxes-		
Management bonuses	(220)	-
Spun-off portion of income and social contribution tax loss carryforwards	-	(384)
Interest on nonavailable profits	(785)	-
Donations	(4,354)	-
Other	(157)	(351)
Credits (Charges) for taxes on income	14,664	(49,396)

31. COMMITMENTS TO ANATEL (UNAUDITED)

The commitments to the Brazilian Telecommunications Agency - ANATEL are being monitored by the subsidiary and are being satisfactorily complied with; they are available for information in ANATEL's web page at the following address: www.anatel.gov.br.

32. INSURANCE (UNAUDITED)

As of December 31, 2001, all assets and responsibilities involving significant amounts and/or high risks were adequately covered by insurance.

33. RELATED-PARTY TRANSACTIONS

The principal balances of assets and liabilities as of December 31, 2001 and 2000, as well as the transactions affecting the results of operations regarding transactions with related parties, are generated by transactions with the controlling group and its affiliates, which were carried out under usual market conditions for the respective type of operations:

	Company		Consolidated	
	2001	2000	2001	2000
Assets:				
Trade accounts receivable	-	-	1,254	-
Receivables from subsidiary	494,035	671,594	-	-
Investments	3,761,116	3,255,421	582,860	-
Other assets	1,765	3,307	1,765	-
Liabilities:				
Accounts payable	-	-	3,197	-
Loans and financing	863,986	-	1,727,073	-
Interest on capital and dividends	-	28,330	-	28,330
Other liabilities	46,686	-	83,508	10,226
Statement of operations:				
Revenue from telecommunication services	-	-	1,254	-
Cost of services provided	-	-	(2,607)	-
Selling expenses	-	-	(15,281)	-
General and administrative expenses	-	-	(425)	-
Financial income (expenses), net	107,351	(25,115)	80,392	(25,115)
Other operating income (expenses)	1,765	-	(44,589)	(39,828)
Equity pick-up	(632,550)	157,349	(653,595)	-

The principal transactions with related parties are as follows:

(a) Trade Accounts Receivable--Represents receivables for roaming services for customers of Telecomunicações Móveis Nacionais, S.A. ("TMN").

(b) Receivables from Subsidiary--Represents dividends, interest on capital and the assumption of debt contract between TC and TCP. The total amount of dividends and interest on capital are being monetarily updated.

(c) Investments--Represents the interest in TC, the goodwill paid on the Global Telecom S.A. acquisition and the advance for capital increase made to Global Telecom (Note 11).

(d) Accounts Payable--Represents roaming services provided by TMN to customers of TC in the TMN network, as well as financial consulting services provided by PT Asia.

(e) Loans and Financing--Represents intercompany debt with the Portugal Telecom Group (Note 17).

(f) Other Liabilities--Represents other intercompany obligations of TC with other companies in the Portugal Telecom Group (Note 19).

(g) Revenue from Telecommunication Services--Represents revenues from roaming services provided to TMN customers in the TC network.

(h) Cost of Services--Represents the costs of maintenance of prepaid system software provided by PT Inovação to TC.

(i) Selling Expenses--Represents the cost of call center services provided by Mobitel S.A. Telecomunicações.

(j) General and Administrative Expenses--Represents technical services provided by Group companies.

(k) Financial (Income) Expenses, Net--Represents interest and exchange variations on intercompany debt (Note 17).

(l) Other Operating Expenses--Represents management advisory services provided by Portugal Telecom SGPS, S.A. under contract.

34. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 4/8/02

By: ______________________

Name: Maria Paula Canais
Title: Director of Investor Relations